SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

On November 18, 2009, Cimatron Ltd. (the “Registrant”), filed a Report on Form 6-K (the “Subject Form 6-K”) announcing its financial results for the third quarter and first nine months of 2009. The unaudited financial statements and related disclosure included in the Subject Form 6-K is incorporated by reference herein.

This Amendment to the Subject Form 6-K is being filed in order to specifically incorporate by reference the information contained in the Subject Form 6-K into the Registrant’s Registration Statement on Form F-3, SEC File No. 333-161781.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED By: /s/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: November 19, 2009